FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01                - Essential Fact Statement dated Feb.28, 2006.

Santiago, February 28, 2006.
Ger.Gen. 66/2006.

Mister
Alejandro Ferreiro
Superintendente de Valores y Seguros

Ref: ESSENTIAL FACT

Dear Sir,

In accordance with articles 9° and 10°, second paragraph of Law N°18,045, and as established by Law N°30 and Circular Nº 687 issued by your Superintendency, and duly empowered to do so, I hereby inform you, as an essential fact, that in the meeting held on February 28, 2006, the Board of Directors of Enersis S.A. unanimously agreed to propose to the Ordinary General Meeting of Shareholders to be held on March 21, 2006 for its decision, the payment of a definitive dividend for an amount equivalent to 60% (sixty percent) of the net income before negative goodwill amortization, this is $0.9651 per share, approximating it to the whole number closest and distributing consequently $1.00 per share.

This would represent an ascending total distribution M$32,651,166 with position to the results to December 31, 2005.

This constitutes a modification to the current Policy on Dividends, that propose the payment of a definitive dividend for an amount equivalent to 50% (fifty percent) of the net income before negative goodwill amortization.

Yours sincerely,

     Mario Valcarce D.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Comisión
Banco Santander Santiago– Representative of the Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: March. 1, 2006